SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

[ ] Form 10-K [ ] Form 20-F [ ] Form 11-K [X] Form 10-Q [ ] Form N-SAR

For the Period Ended: December 31st, 2000.

[ ] Transition Report on Form

10-K

[ ] Transition Report on Form

10-Q

[ ] Transition Report on Form

20-F

[ ] Transition Report on Form

N-SAR

[ ] Transition Report on Form

11-K

For the Transition Period Ended:

Nothing in this Form shall be construed to imply that the

Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I - REGISTRANT INFORMATION

Full Name of Registrant: Para Mas Internet, Inc.

Former Name, if Applicable: N/A

Address of Principal Executive Office (Street and Number):

7 East Redwood Street, 5th Floor

Baltimore, MD 21202

(410) 779-1006

PART II - RULES 12b-25 (b) AND (c)

If the subject report could not be filed without reasonable

effort or expense and the registrant seeks relief pursuant to

Rule 12b-25(b), the following should be completed. (Check box if appropriate)

[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report or semi-annual report,

transition report on Form 10-K, Form 20-F, 11-K or Form N-SAR,

or portion thereof will be filed on or before the fifteenth

calendar day following the prescribed due date; or the subject

Quarterly report or transition report on Form 10-Q, or portion thereof, will be filed on or before the fifth calendar day

following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by

Rule 12b-25(c) has been attached if applicable)

PART III - NARRATIVE

The Company is awaiting information from third parties in order to complete the preparation of the Company's December 31, 2000 Form 10-QSB.

Accordingly, the registrant requests a 5 day extension until February 19th,

2000 to file its SEC Form 10-QSB.

PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification:

Adam U. Shaikh, Esq.: (702) 732-2253.

(2) Have all or other periodic report required under section 13 or 15(d) of the Securities Exchange Act of 1934 or section 30 of the Investment Company act of 1940 during the preceding 12

months or for such shorter period that the registrant was

required to file such report(s) been filed? If the answer is no,

identify report(s).

[X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

[X] Yes [ ] No

In November of 2000, Para Mas Internet was acquired by International Bible Games, Inc.

Due to this acquisition and subsequent transfer of assets into Para Mas Internet, the results of operations shall have significant changes from last years earnings statement.

Dated February 14th, 2001 By: /s/

Print Name: Mary Wiens

Title: Director